SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. _____)*

SOFTQUAD SOFTWARE, LTD.

(Name of Issuer)

Common Stock, $.001 Par Value

(Title of Class of Securities)

83402 G-10-4

(CUSIP Number)

John Blaine

Chief Financial Officer

Corel Corporation

1600 Carling Avenue

Ottawa Ontario K1Z 8R7

Canada

(613) 728-8200

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 7, 2001

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of paras. 240.13d-1(e), 240.13d-1(f) or 240.13d.1(g), check the following box .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See paras. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person COREL CORPORATION
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3	SEC Use Only
4	Source of Funds (See Instructions) N/A
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization Canada
	7	Sole Voting Power - 0 -
	8	Shared Voting Power - 13,164,890 -
Number of Shares Beneficially Owned by Each Reporting Person With	9	Sole Dispositive Power - 0 -
	10	Shared Dispositive Power - 0 -
11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,164,890 __________
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13	Percent of Class Represented by Amount in Row (11) 72%
14	Type of Reporting Person (See Instructions) CO

ITEM 1. Security and Issuer.

This Schedule relates to the Common Stock, par value $.001 per share ("Common Stock"), of SoftQuad Software, Ltd., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 161 Eglinton Avenue East, Suite 400, Toronto, Ontario, Canada M4P 1J5.

ITEM 2. Identity and Background.

(a) This Schedule is being filed by Corel Corporation ("Corel"), a Canadian corporation. Corel is hereinafter referred to as the "Reporting Person". The Reporting Person beneficially owns, in the aggregate, 13,164,890 shares of Common Stock of the Company (the "Securities") or approximately 72% of the outstanding shares of the Common Stock of the Company within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act").

The filing of this Schedule shall not be construed as an admission that the Reporting Person is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule except for the securities stated herein to be beneficially owned by the Reporting Person.

(b),(c) The Reporting Person is an internationally recognized developer of graphics and business productivity software. A list of directors and executive officers of the Reporting Person is attached hereto as Exhibit A. The principal business address of the Reporting Person and, except as otherwise indicated, its respective directors and officers, is 1600 Carling Avenue, Ottawa, Ontario K1Z 8R7 Canada.

(d),(e) To the best knowledge of the Reporting Person, none of the persons listed in Exhibit A, during the last five years, (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (2) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) To the best knowledge of the Reporting Person, each of the persons named in Exhibit A is a citizen of Canada except as identified in Exhibit A.

ITEM 3. Source and Amount of Funds or Other Consideration.

N/A

ITEM 4. Purpose of Transactions.

On August 7, 2001, the Reporting Person entered into (a) a Merger Agreement with Calgary II Acquisition Corp., a wholly-owned subsidiary of the Reporting Person ("Calgary") and the Company (the "Merger Agreement"), under which the Company would merge with Calgary and become a wholly-owned subsidiary of the Reporting Person, and (b) a Form of Proxy and Voting Agreement with James Clark, Pinetree Capital Corporation, Jonathan Sachs, Lauren Wood, VC Advantage LP, CALP II LP, Hammock Group, Ltd., Roberto Drassinower, Bruce Sharpe, Peter Sharpe, Andrew Muroff and Albert Amato (KLB Tech Fund) (collectively the "Principals").

The transaction will be a stock-for-stock transaction. Each share of Common Stock, or equivalent, of the Company will be exchanged for .4152 of the Reporting Person's common share on closing, being the ratio of $1.50 to $3.6129. The $1.50 value for each Company share equals an approximate 34 per cent premium over the closing price of the Company on August 6, 2001. The $3.6129 value for the Reporting Person's common shares represents the prior 10 day volume weighted average share price of the Reporting Person common stock. At then current values, the Reporting Person would issue approximately 9.85 million shares if all in-the-money options and warrants of the Company are exercised prior to closing.

The above noted exchange ratio will be fixed for movement in the Reporting Person's common share price between $2.71 per share and $4.52 per share. For prices outside this range, the Reporting Person would issue more shares at a lower price and fewer shares at a higher price. The maximum number of shares the Reporting Person could issue is approximately 11.2 million.

Simultaneously with the execution of the Merger Agreement the Principals entered into Proxy and Voting Agreements with the Reporting Person, a form of which is included as Exhibit B to this filing, in which the Principals agree not to sell or otherwise transfer or dispose of any of the shares of Common Stock owned by them prior to the date of closing of the transaction. Furthermore, the Principals agree to vote such shares in favor of the approval of the transactions contemplated by the Merger Agreement. The Principals also agree not to initiate, solicit or encourage or otherwise facilitate inquiries or the making or implementation of a Purchaser Alternative Transaction.

In connection with the execution of the Proxy and Voting Agreement, each of the Principals granted to the Reporting Person an Irrevocable Proxy (the "Proxy"), coupled with an interest, to vote the shares of Common Stock held by such Principal at any regular or special meeting of stockholders (or for granting any written consent in connection with the solicitation of written consents in lieu of such a meeting) to be held for the purpose of voting, among other things, in favor of the approval of the foregoing transactions. The Proxy and Voting Agreement and the Proxy expire on approval by the requisite vote of the Company's stockholders at the stockholders meeting or on the earlier termination of the Merger Agreement in accordance with the provisions thereof. A copy of the Proxy is incorporated by reference as Exhibit D.

Except as set forth in this Item 4, the Reporting Person has no present plans or proposals which relate or would result in any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. Interest in Securities of the Issuer.

(a) and (b) As of the date hereof, the Reporting Person beneficially owns, in the aggregate, 13,164,890 shares of Common Stock of the Company, which constituted approximately 72 % of the 18,321,867 shares of Common Stock of the Company outstanding after giving effect to the conversion of preferred stock, the exchange of exchangeable shares, the conversion of special warrants and the exercise of warrants and vested options beneficially owned by the Reporting Person. The Reporting Person beneficially owns 4,605,051 shares of Common Stock of the Company, 2,941,532 shares of preferred stock of the Company, 3,334,860 exchangeable stock of the Company's wholly-owned subsidiary, 91,422 special warrants of the Company, 442,022 warrants of the Company and 1,750,003 vested options of the Company. If all holders of preferred stock, exchangeable stock, special warrants, warrants and options of the Company converted, exchanged or exercised their respective securities into Common Stock of the Company there would be approximately 23,830,830 shares of Common Stock of the Company and the Reporting Person would beneficially own approximately 55% of the Common Stock of the Company. To the knowledge of the Reporting Person, none of the directors and executive officers of the Reporting Person may be deemed to be acting as a group with the Reporting Person.

(c) To the knowledge of the Reporting Person, none of its directors and executive officers, has effected any other transactions in the Common Stock of the Company in the past 60 days.

(d) Each of the Principals will have the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by it.

(e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with

Respect to Securities of the Issuer.

See Item 4 with respect to the Merger Agreement, Proxy and Voting Agreement and Irrevocable Proxy. Copies of the Merger Agreement, Proxy and Voting Agreement and Irrevocable Proxy are attached hereto as Exhibits B, C and D, respectively, and are incorporated herein by reference.

ITEM 7. Material to be Filed as Exhibits.

The following documents are attached as exhibits to this Schedule. Such documents are summarized in this Schedule, but the summaries are not complete and are qualified in their entirety by reference to the entire documents attached hereto.

Exhibit A: Executive Officers and Directors of the Reporting Person.

Exhibit B: Merger Agreement, dated August 7, 2001, as amended and restated, by and among Corel Corporation, Calgary II Acquisition Corp. and SoftQuad Software, Ltd.

Exhibit C: Form of Proxy and Voting Agreement, dated as of August 7, 2001, among Corel Corporation and the Principals.

Exhibit D: Form of Irrevocable Proxy, dated as of August 7, 2001, executed by each of the Principals.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 15, 2001

COREL CORPORATION

By: /s/ John Blaine

Name: John Blaine

Title: Chief Financial Officer